Exhibit 99.1

Commtouch Reports Financial Results for Second Quarter of 2006

Achieves Profitability (non-GAAP) Following 12 Consecutive Quarters of Growth

MOUNTAIN VIEW, Calif. - August 2, 2006 - Commtouch® (NASDAQ: CTCH), the leading provider of real time anti-spam and Zero-Hour™ virus protection technology, today announced its second quarter results for the period ending June 30, 2006.

Highlights for the quarter ending June 30:

•	Revenues: $1,698,000, an increase of 93% compared to revenues of $880,000 in the second quarter of 2005, and a 15% increase compared to revenues of $1,473,000 in the first quarter of 2006.

•	GAAP Net Loss: $114,000, an improvement of 92% compared to net loss of $1,368,000 in the same quarter in 2005, and an improvement of 70% compared to net loss of $378,000 in the first quarter of 2006.

•	Non-GAAP Net Income: $51,000, achieved after 12 consecutive quarters of double-digit growth. This is compared to a Non–GAAP loss of $737,000 in the same quarter in 2005, and compared to a Non-GAAP loss of $214,000 in the first quarter of 2006 (Refer to the “Use of Non-GAAP Measures” section and accompanying financial table for reconciliation of GAAP financial information to Non-GAAP).

•	Deferred Revenues (long term and short term): $2,483,000, an increase of approximately 6% compared to deferred revenues of $2,349,000 as of March 31, 2006.

•	Cash and marketable securities: an increase of approximately $499,000, to approximately $8,197,000, due to the Company being cash positive for the third consecutive quarter and receipt of proceeds from warrant and option exercises (approximately $396,000).

“We have achieved a major milestone in attaining profitability in the second quarter of 2006, following three consecutive quarters of positive cash flow and 12 consecutive quarters of double-digit revenue growth,” said Gideon Mantel, CEO of Commtouch. “Most importantly, we have achieved growth while maintaining virtually flat expenses. It is our intention to leverage this strong foundation for the future growth of the company.”

Use of Non-GAAP Measures

This press release includes financial measures for net income (loss), basic and diluted earnings per share that exclude stock-based compensation expense and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the Company's net loss and loss per share and to compare it with historical net loss and loss per share prior to the adoption of FAS 123R by the Company effective January 1, 2006.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

About Commtouch

Commtouch Software Ltd. (NASDAQ: CTCH) is dedicated to protecting and preserving the integrity of the world's most important communications tool -- email. Commtouch has over 15 years of experience developing messaging software and is a global developer and provider of proprietary anti-spam and Zero-Hour virus protection solutions. Using core technologies including RPD (Recurrent Pattern Detection™), the Commtouch Detection Center analyzes billions of email messages per month to identify new spam and malware outbreaks within minutes of their introduction into the Internet. Integrated by more than 40 OEM partners, Commtouch technology protects thousands of organizations, with over 35 million users in over 100 countries. Commtouch is headquartered in Netanya, Israel, and has a subsidiary in Mountain View, CA. For more information, see: www.commtouch.com, including the Commtouch online lab detailing spam statistics and charts.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for real time AV solutions in general and the Commtouch Zero-Hour(TM) Virus Protection product in particular; availability of qualified staff for expansion; technological difficulties and resource constraints encountered in developing new products, such as the Zero-Hour solution; and the failure of Commtouch to meet The NASDAQ Capital Market's listing standards in the future, as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Recurrent Pattern Detection, RPD and Zero-Hour are trademarks, and Commtouch is a registered trademark, of Commtouch Software Ltd. U.S. Patent No. 6,330,590 is owned by Commtouch.

Contacts:

Investor Relations: Ron Ela IR@commtouch.com US: 650-864-2112 Int’l: +972-9-863-6813	Media : Rebecca Steinberg Herson rebeccah@commtouch.com US: 650-864-2112 Int'l: +972-9-863-6877

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COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(USD in thousands)

	June 30,	December 31,
	2006	2005

Assets
Current Assets:
Cash and cash equivalents	$5,697	$3,986
Marketable Securities	$2,500	$2,500
Trade receivables, net	451	355
Prepaid expenses and other accounts receivable	142	168

Total current assets	8,790	7,009

Long-term lease deposits	12	18
Equity investment in Imatrix	—	48
Severance pay fund	561	547
Property and equipment, net	428	373

	$9,791	$7,995

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	236	321
Employees and payroll accruals	523	617
Accrued expenses and other liabilities	434	301
Short-term deferred revenue	1,957	1,533

Total current liabilities	3,150	2,772

Long-term deferred revenue	526	386
Accrued severance pay	654	638

	1,180	1,024

Shareholders’ equity	5,461	4,199

	$9,791	$7,995

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(USD in thousands, except per share amounts)

	Three Months ended June 30,		Six Months ended June 30,

	2006	2005(a)	2006	2005(a)

Revenues	$1,698	$880	$3,171	$1,620

Cost of revenues	214	145	438	339

Gross profit	1,484	735	2,733	1,281

Operating expenses:
Research and development	457	395 (a)	874	795 (a)
Sales and marketing	671	627	1,401	1,305
General and administrative	504	472 (a)	1,014	986 (a)

Total operating expenses	1,632	1,494	3,289	3,086

Operating loss	(148)	(759)	(556)	(1,805)
Interest and other expense, net	49	63	113	56
Equity - loss of affiliate	(15)	(41)	(49)	(60)

Net loss	(114)	(737)	(492)	(1,809)
Amortization of beneficial conversion feature relating to convertible Series A Preferred Shares	—	(631)	—	(1,308)

Net loss attributable to ordinary and equivalently participating shareholders	$(114)	$(1,368)	$(492)	$(3,117)

Basic and diluted net loss per share	$(0.002)	$(0.029)	$(0.008)	$(0.070)

Weighted average number of shares used in computing basic and diluted net loss per share	64,575	46,585	61,390	44,792

(a) Certain amounts from prior years have been reclassified to conform to the current presentation.

COMMTOUCH SOFTWARE LTD.

RECONCILIATION OF GAAP FINANCIAL INFORMATION TO NON-GAAP

(USD in thousands)

	Three Months ended June 30,		Six Months ended June 30,

	2006	2005	2006	2005

GAAP Net loss attributable to ordinary and equivalently participating shareholders	$(114)	$(1,368)	$(492)	$(3,117)
Stock-based compensation (b)	165	—	329	—
Amortization of beneficial conversion feature relating to convertible Series A Preferred Shares	—	631	—	1,308

Non-GAAP Net income (loss)	$51	$(737)	$(163)	$(1,809)

(b) Stock-based compensation:
Cost of revenues	$9	$—	$18	$—
Research and development	65	—	127	—
Sales and marketing	57	—	119	—
General and administrative	34	—	65	—

Stock-based compensation	$165	$—	$329	$—

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